UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

MEDISAFE 1 TECHNOLOGIES CORP.
(NAME OF ISSUER)

Common Stock, Par Value $0.0001 per Share
(TITLE OF CLASS OF SECURITIES)

58502U104
(CUSIP NUMBER)

Hank Gracin, Esq. and Leslie Marlow, Esq.
Gracin & Marlow, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

April 13, 2011
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d(g), check the following box: ☐

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 58502U104	13D	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Asher Zwebner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

7.	SOLE VOTING POWER:	4,509,000	shares

8.	SHARED VOTING POWER:	0	shares

9.	SOLE DISPOSITIVE POWER:	4,509,000	shares

10.	SHARED DISPOSITIVE POWER:	0	shares

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON:	4,509,000	shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES:	☐

13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11):		7.9%*

14.	TYPE OF REPORTING PERSON:		IN

* Based on 56,903,309 of the Issuer’s common stock outstanding as of May 3, 2011.

CUSIP NO. 58502U104	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement relates is the common stock, par value $0.0001 per share ("Common Stock") of Medisafe 1 Technologies Corp., a Delaware corporation (the "Issuer"), whose principal executive offices are located at c/o Jacob Elhadad, 5a Hataltan Street, Jerusalem, Israel 96926.

Item 2.	Identity and Background.

(a)           The filing of this Schedule 13D is made by Asher Zwebner

(b)           c/o Medisafe 1 Technologies Corp., c/o Jacob Elhadad, 5a Hataltan Street, Jerusalem, Israel 96926.

(c)           The present principal occupation of the Reporting Person is serving as Chief Financial Officer, Chief Accounting Officer, Secretary and a director of Adama Technologies Corp.

(d)           During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration

On October 19, 2010 the Reporting Person was issued 500,000 shares of restricted common stock of the Issuer in exchange for services.  On February 23, 2011, the Reporting Person was issued 1,000,000 shares of restricted common stock of the Issuer in exchange for services. On March 16, 2011, the Reporting Person was issued 500,000 restricted shares of common stock of the Issuer in exchange for services.  On April 4, 2011, the Reporting Person was issued 509,000 unrestricted shares of common stock of the Issuer in exchange for a promissory note in the amount of $101,800 due to the Reporting Person at a conversion price of $0.20 per share.  On April 13, 2011, the Issuer entered into a consulting agreement with the Reporting Person pursuant to which the Reporting Person was issued 2,000,000 shares of restricted common stock of the Issuer as payment for the Reporting Person’s consulting services.

CUSIP NO. 58502U104	13D	Page 4 of 5 Pages

Item 4.	Purpose of the Transaction

Pursuant to a Consulting Agreement dated April 13, 2011, by and between the Reporting Person and the Issuer, the Reporting Person was issued 2,000,000 shares of restricted common stock of the Issuer as payment for the Reporting Person’s consulting services.  As a result of such transaction, the Reporting Person acquired a controlling interest on such date of 7.9% of the issued and outstanding share capital of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)           The Issuer has 56,903,309 issued and outstanding shares of common stock.  The Reporting Person owns 4,509,000 shares (representing 7.9%) of the issued and outstanding common stock of the Issuer.

(b)           The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c)           Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)           No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Consulting Agreement, dated April 13, 2011, by and between the Reporting Person and the Issuer.

CUSIP NO. 58502U104	13D	Page 5 of 5 Pages

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2011	/s/ Asher Zwebner
Asher Zwebner